March 22, 2005


Via Fax & U.S. Mail

Mr. Frank A. Cappello
SIFCO Industries, Inc.
Chief Financial Officer
970 East 64th Street
Cleveland, OH  44103

Re:	SIFCO Industries, Inc.
	File No.  1-5978
 	September 30, 2004 Form 10-K

Dear Mr. Cappello:

      We have reviewed your January 11, 2005 response letter, and have the following comment.

      We welcome any questions you may have about our comment.
Feel
free to call us at the telephone numbers listed at the end of this letter.

September 30, 2004 Form 10-K
Business
Turbine Services and Repair Group, page 2

1. We note your response to comment #1 in our January 4, 2005 letter.
Although your current disclosures address the state of the repair approval environment in which you operate, you do not disclose whether there has been a decrease in the number of approvals you have procured. In future filings, please discuss any trends regarding your ability to procure both OEM and FAA approvals. Also, specifically state whether there has been a decrease in the number of approvals you have procured, and the resulting short-term and long-term impact on your business.

      Please file your response to our comment via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Nancy Bonham at (202) 942-1854, or James E.
Campbell, Review Accountant, at (202) 942-1914 if you have questions regarding the above comments. Please call me at (202) 942-1907 with any other questions.

      Sincerely,



      Michael Fay
      Branch Chief



??

??

??

??

Mr. Cappello
SIFCO Industries, Inc.
Page 2